Consolidated Financial Statements

(Expressed in thousands of United States (U.S.) dollars)

(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

CARDIOME PHARMA CORP.

Periods ended March 31, 2013 and 2012

(Unaudited)

CARDIOME PHARMA CORP.
Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)
(Prepared in accordance with U.S. GAAP)

	March 31, 2013	December 31, 2012

Assets

Current assets:
Cash and cash equivalents	$25,747	$41,267
Accounts receivable	179	978
Prepaid expenses and other assets	753	771
	26,679	43,016

Property and equipment	245	271
Intangible assets	1,442	1,506
	$28,366	$44,793

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 5)	$2,021	$4,434
Current portion of long-term debt (note 6)	-	32,500
	2,021	36,934

Stockholders’ equity:
Common stock	262,439	262,439
Authorized - unlimited number with no par value Issued and outstanding – 12,470,335 (2012 - 12,470,335) (note 7)	32,847	32,754
Additional paid-in capital	(287,126)	(305,519)
Deficit	18,185	18,185
Accumulated other comprehensive income	26,345	7,859
	$28,366	$44,793

Related party transactions (note 9)

Contingencies (note 10)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited)
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Prepared in accordance with U.S. GAAP)

	Three months ended
	March 31, 2013	March 31, 2012

Revenue:
Licensing and other fees	$60	$149
Research collaborative fees	-	284
	60	433
Expenses:
Research and development	370	2,928
Selling, general and administration	2,209	2,552
Restructuring (note 8)	(73)	804
Amortization	108	238
Loss on disposition of property and equipment	27	-
	2,641	6,522

Operating loss	(2,581)	(6,089)

Other income (expenses):
Interest income (expense)	16	(1,085)
Gain on extinguishment of debt (note 6)	20,834	-
Other income	152	154
Foreign exchange gain (loss)	(28)	50
	20,974	(881)
Net income (loss) and comprehensive income (loss) for the period	$18,393	$(6,970)
Income (loss) per common share (1)
Basic	$1.47	$(0.57)
Diluted	1.47	(0.57)
Weighted average number of common shares outstanding(1)
Basic	12,470,335	12,225,818
Diluted	12,494,170	12,225,818

(1) Basic and diluted income (loss) per common share based on the weighted average number of common shares outstanding during the period, which has been adjusted retroactively to reflect the effects of the one-for-five share consolidation (note 7).

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Stockholders’ Equity
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)

For the three months ended March 31, 2013	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2012	$262,439	$32,754	$(305,519)	$18,185	$7,859
Net Income	-	-	18,393	-	18,393
Stock-based compensation expense recognized	-	93	-	-	93
Balance at March 31, 2013	$262,439	$32,847	$(287,126)	$18,185	$26,345

For the three months ended March 31, 2012	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2011	$262,097	$32,208	$(287,204)	$18,185	$25,286
Net loss	-	-	(6,970)	-	(6,970)
Stock-based compensation expense recognized	-	130	-	-	130
Balance at March 31, 2012	$262,097	$32,338	$(294,174)	$18,185	$18,446

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)

	Three months ended
	March 31, 2013	March 31, 2012

Cash flows from operating activities:
Net income (loss) for the period	$18,393	$(6,970)
Items not affecting cash:
Amortization	108	238
Stock-based compensation	93	130
Deferred leasehold inducement	-	(27)
Gain on settlement of debt (note 6)	(20,834)	-
Unrealized foreign exchange gain	24	(47)
Loss on sale of property and equipment	27	-
Impairment of property and equipment	-	31
Changes in operating assets and liabilities:
Accounts receivable	791	(374)
Prepaid expenses and other assets	(33)	(174)
Accounts payable and accrued liabilities	(1,051)	(794)
Net cash used in operating activities	(2,482)	(7,987)

Cash flows from investing activities:
Purchase of property and equipment	-	(90)
Purchase of intangible assets	(18)	(109)
Net cash used in investing activities	(18)	(199)

Cash flows from financing activities:
Proceeds from sale of property and equipment	24	-
Proceeds from draws of long-term debt	-	25,000
Repayment of long-term debt (note 6)	(13,000)	-
Net cash (used in) provided by financing activities	(12,976)	25,000

Effect of foreign exchange rate changes on cash and cash equivalents	(44)	63

Increase (decrease) in cash and cash equivalents during the period	(15,520)	16,877

Cash and cash equivalents, beginning of period	41,267	48,644

Cash and cash equivalents, end of period	$25,747	$65,521

Supplemental cash flow information:
Interest paid	$-	$1,089
Interest received	16	4

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2013 and 2012

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, reoccurring adjustments necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all note disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2012 filed with the appropriate securities commissions. The results of operations for the three month periods ended March 31, 2013 and 2012 are not necessarily indicative of the results for the full year.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators, licensing fees and draws from a credit facility that was available under the Company’s collaborative agreement (note 6). The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies. These funds may come from sources which include entering into strategic collaboration arrangements, issuance of shares, or alternative sources of financing. However, there can be no assurance that the Company will successfully raise funds to continue the development of all its technologies.

2.	Changes in significant accounting policies:

In February 2013, the Financial Accounting Standards Board (FASB) issued amendments to the accounting guidance for presentation of comprehensive income, requiring an entity to provide additional information about reclassifications of accumulated other comprehensive income. The amendments, which are effective prospectively for reporting periods beginning after December 15, 2012, do not change the current requirements for reporting net income or other comprehensive income. On January 1, 2013, the Company prospectively adopted the amendments. The adoption of these amendments did not have a material impact on the presentation of the Company’s result of operations for the periods presented.

3.	Future changes in accounting policies:

In March 2013, the FASB issued amendments on foreign currency matters relating to parent’s accounting for the cumulative translation adjustment upon de-recognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The amendments clarify the applicable guidance for the release of the cumulative translation adjustment (CTA) under current U.S. GAAP. These amendments will be effective prospectively for reporting periods beginning after December 15, 2013. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position or results of operation.

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CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2013 and 2012

4.	Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of their short-term nature.

5.	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities comprise of:

	March 31,	December 31,
	2013	2012

Trade accounts payable	$601	$1,045
Accrued contract research	780	447
Employee-related accruals	324	808
Restructuring (note 8)	156	567
Interest payable	-	1,334
Other accrued liabilities	160	233

	$2,021	$4,434

6.	Long term debt:

On February 28, 2013, the debt settlement agreement dated December 10, 2012, and amended on December 31, 2012, between the Company and Merck Sharp and Dohme Corp. (formerly Merck & Co, Inc.) (Merck) was further amended, allowing the Company to pay the balance of the debt settlement amount prior to March 31, 2013. On March 1, 2013, the Company paid the remaining $13 million of the $20 million agreed-upon debt settlement payment, extinguishing all outstanding debt obligations to Merck. The Company recorded a gain on debt settlement of $20,834 for the three months ended March 31, 2013. With this final payment, all outstanding debt obligations are extinguished and Merck has released and discharged the collateral security taken in respect of the advances under the line of credit.

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CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2013 and 2012

7.	Stockholders’ equity:

Subsequent to quarter-end, on April 12, 2013, the Company’s common shares were consolidated on a one-for-five basis. All shares and per share amounts in these consolidated financial statements have been adjusted retroactively for all periods presented to reflect the effects of the share consolidation.

8.	Restructuring:

In March and July of 2012, the Company reduced its workforce, exited redundant leased facilities and terminated certain contracts. The workforce reduction initiative was completed in 2012, with the related liability substantially paid out in the first quarter of 2013. The majority of the liability associated with idle-use expense and other charges, which related to redundant leased facilities, is expected to be settled by the end of first quarter of 2014.

The following table summarizes the provisions related to the restructuring for the period ended March 31, 2013:

	Employee termination benefits	Idle-use expense and other charges	Total

Balance at December 31, 2012	320	247	567
Revisions to prior accruals	(8)	(65)	(73)
Payments made	(305)	(1)	(306)
Non-cash items	-	(32)	(32)
Balance at March 31, 2013	7	149	156

9.	Related party transactions:

The Company did not enter into any related party transactions during the three months ended March 31, 2013. For the three months ended March 31, 2012, the Company incurred legal fees of $214 for services related to general corporate matters provided by a law firm, a partner of which served as the Company’s corporate secretary.

10.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

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CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2013 and 2012

10.	Contingencies (continued):

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

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